UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.: N/A)

NATURALLY ADVANCED TECHNOLOGIES INC.
(Name of Issuer)

COMMON STOCK - WITHOUT PAR VALUE
(Title of Class of Securities)

63902D108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     NAMES OF REPORTING PERSONS:     PETER MOORE

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)     [  ]

(b)     [  ]
3.     SEC USE ONLY:

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:   UNITED STATES

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:    2,108,336(1)

6.     SHARED VOTING POWER:   -0-

7.     SOLE DISPOSITIVE POWER:   2,108,336(1)

8.     SHARED DISPOSITIVE POWER: -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,108,336(1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   5.0%(2)

12.     TYPE OF REPORTING PERSON:  IN

Notes:

(1)     This figure consists of: (i) 2,050,000 shares of common stock held of record; (ii) 25,000 vested stock options exercisable into 25,000 shares of common stock at $1.12 expiring on January 21, 2012; (iii) 25,000 vested stock options exercisable into 25,000 shares of common stock at $0.87 expiring on November 25, 2015; and (iv) 8,336 vested stock options exercisable into 8,336 shares of common stock at $2.77 expiring on August 19, 2016.

In addition, Mr. Moore holds 16,664 non-vested stock options, exercisable into 16,664 shares of common stock at $2.77 expiring August 19, 2016.

(2)     Based on 41,701,604 shares of the Issuer's common stock issued and outstanding as of December 31, 2011.

The class of equity securities to which this statement relates is shares of common stock, without par value (the "Shares"), of Naturally Advanced Technologies Inc., a corporation organized under the laws of the Province of British Columbia , Canada (the "Issuer"). The principal executive offices of the Issuer are located at Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada V8X 5J2.

ITEM 1(a).     Name of Issuer:

Naturally Advanced Technologies Inc.

ITEM 1(b).      Address of Issuer's Principal Executive Offices:

Suite 305, 4420 Chatterton Way
Victoria, British Columbia Canada V8X 5J2

ITEM 2(a).     Name of Person Filing:

The statement is filed by Peter Moore (the "Reporting Person"). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.

ITEM 2(b).      Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada V8X 5J2.

ITEM 2(c).      Citizenship:

United States

ITEM 2(d).     Title of Class of Securities:

Common Stock, without par value.

ITEM 2(e).     CUSIP No.:

63902D108

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j) [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [ ] Group in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

ITEM 4.      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 2,108,336 (1)

(1) This figure consists of: (i) 2,050,000 shares of common stock held of record; (ii) 25,000 vested stock options exercisable into 25,000 shares of common stock at $1.12 expiring on January 21, 2012; (iii) 25,000 vested stock options exercisable into 25,000 shares of common stock at $0.87 expiring on November 25, 2015; and (iv) 8,336 vested stock options exercisable into 8,336 shares of common stock at $2.77 expiring on August 19, 2016.

In addition, Mr. Moore holds 16,664 non-vested stock options, exercisable into 16,664 shares of common stock at $2.77 expiring August 19, 2016.

(b) Percent of class: 5.0%, based on 41,701,604 shares of the Issuer's common stock issued and outstanding as of December 31, 2011.

(c) Number of shares as to which such person has:

i.      Sole power to vote or to direct the vote: 2,108,336

ii.     Shared power to vote or to direct the vote: -0-

iii.     Sole power to dispose or to direct the disposition of: 2,108,336

iv.     Shared power to dispose or to direct the disposition of: -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:     CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
(Date)

/s/ Peter Moore
Name: Peter Moore